CYIOS Corporation
1300 Pennsylvania Avenue, Suite 700
Washington, DC  20004

June 1, 2010

Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549-7010

Attn:	Jennifer Thompson, Branch Chief
Re:	CYIOS Corporation
File No.  0-27243
Form 10-K for Fiscal Year Ended December 31, 2009, Filed February 26, 2010
Form 10-Q/A for Fiscal Year Ended March 31, 2009, Filed March 26, 2010

We have responded on the following numbered pages to the SEC comments received April 30, 2010 in connection to the reference File No. above.  We have made the revisions to the 10-K/A as requested.

Form 10-K for Fiscal Year Ended December 31, 2009
Report of Independent Registered Public Accounting Firm, page F-17

1.
We have revised our 10-K to include the audit report covering our financial statements for the year ending December 31, 2009 and 2008.  We will file consent forms from each accounting firm whose audit report appears in our filing.  We also revised the consent forms to reference our form 10-K.

Item 9A(T).  Controls and Procedures, page 16

2.
We have revised the sixth paragraph under this heading to read that we evaluated our internal control over financial reporting as of December 31, 2009 and not December 31, 2007.  We also ensure that we will use the correct date in future filings.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2009
Exhibit 31.1

3.
We ensure that in future filings that the first paragraph of our certifications clarifies that the form being certified is an amendment if we are filing an amended 10-K or 10-Q. We will also remove the phrase “all of which do not apply” in paragraph 5(a) of the certifications in all future filings and we will use the exact wording as set forth in Exhibit 601 (31) of Regulation S-K.

Please let us know if you have any further questions.  We would appreciate if you would advise us at your earliest convenience if any further comments to our filings.

Sincerely,

/s/ Timothy Carnahan

Timothy Carnahan
Chief Executive Officer and President